Exhibit 99.1

October 14, 2019

VIA EMAIL AND FEDERAL EXPRESS

Mr. Dennis M. Oates
Chairman of the Board, President and CEO
Universal Stainless & Alloy Products, Inc.
600 Mayer Street
Bridgeville, Pennsylvania 15017

Dear Denny:
On behalf of the Synalloy (SYNL) Board of Directors, I am writing to you and the Universal Stainless (USAP) Board of Directors to express our continued interest in pursuing a merger of our respective companies. The meeting between the two of us in Pittsburgh on July 29th was constructive and I was optimistic that the USAP Board would respond favorably to exploring the numerous benefits of a possible merger. Following your August 22nd Board meeting, I was disappointed to learn of the USAP Board’s decision not to pursue discussions.
Since our initial expression of interest to the USAP Board in June 2017, Synalloy has completed three acquisitions, all in the Metals sector. We have diversified our product line and end markets, while at the same time becoming primarily a Metals focused company. 2018 was a record year for SYNL, with our Metals segment being the primary driver. Revenue for the Metals segment totaled $222 million and EBITDA was $35 million. Pro forma for the most recent acquisition of ASTI, 2018 Metals segment revenue would have exceeded $250 million and EBITDA would have totaled $42 million.
Our combined businesses will be better positioned for growth that is well in excess of what either company could generate on its own. Additionally, the pro forma company will be better able to thrive in a downturn in the manufacturing economy. Strategic advantages to a merger include:

•
Diversification: Product line and end market diversification will help mitigate the volatility of earnings inherent in manufacturing business cycles. USAP is heavily reliant on the aerospace market and, while currently strong, will experience a peak. SYNL has greater exposure to the energy markets, which have been depressed in recent years, but will continue to rebound and have considerable upside. Additionally, SYNL’s acquisition of ASTI has added several consumer-oriented markets such as boats, motorcycles, high-end autos, and RV’s, to help offset the less predictable industrial markets. USAP’s semi-finished product lines provide limited exposure to metal prices, helping to offset the nickel price volatility in SYNL’s stainless steel pipe business.

•	Synergies: The potential synergies from a merger are substantial:

–	Procurement savings from consolidating freight, manufacturing supplies, insurance and other expense items are conservatively estimated to be $3 to $4 million annually.

–	Corporate savings from elimination of redundant public company and administrative costs are estimated to be $2 to $3 million annually.

–
Virtuous inventory cycle whereby USAP will be able to provide raw materials to SYNL, and SYNL processes will generate scrap materials that can be utilized by USAP, providing $1 to $2 million in annual savings.

•	Cost of Capital and Shareholder Liquidity: The pro forma company offers several key advantages to our shareholders:

–
A larger market capitalization will afford greater liquidity in trading, less volatility in the share price, greater interest from institutional shareholders, and access to sell side sponsored research analysts.

–
A stronger balance sheet, including further improvements resulting from certain capital allocation opportunities (discussed below), will position the company for substantial growth through the ability to pursue much larger acquisitions.

–
Improved scale, diversification across multiple end markets, liquidity and further concentration in the Metals sector will lower borrowing costs and position the pro forma company for multiple expansion.

•	Superior Management Team and Employees: The pro forma company will benefit from a deeper bench of management talent and more effectively leverage the opportunities presented by a larger platform.

–	A tenured management team with heavy operating experience will drive continuous improvements in the pro forma company, as best practices are shared across the business units.

Synalloy Corporation | 4510 Cox Road, Suite 201 | Richmond, Virginia 23060

–	M&A experience will support further growth through a strategy of accretive acquisitions.

–	The greater depth of the senior management team will provide the pro forma company with expanded options for succession planning.
As a large shareholder of SYNL, I embrace the strategic rationale of a possible merger and encourage our respective Boards to more fully explore this opportunity on behalf of all of our respective shareholders, given that six of our mutual top shareholders own 42% of SYNL and 39% of USAP.
We are proposing a merger of equals (USAP and SYNL merge to form NEWCO) whereby:

–	USAP shareholders will own approximately 52% of NEWCO and SYNL shareholders will own approximately 48%.

–	NEWCO board will consist of an equal number of directors from both USAP and SYNL.

–
Denny Oates, current Chairman of the Board, CEO and President of USAP will serve as Executive Chairman of NEWCO and Craig Bram, current CEO and President of SYNL, will serve as CEO and President of NEWCO.

–	The senior management team will include key members from both companies.

–
NEWCO will pursue several capital allocation strategies, including a sale leaseback of USAP properties, the sale of non-strategic assets, and a reduction of working capital requirements for the combined business.

–	Pro forma for the capital allocation strategies, we estimate NEWCO net debt will be less than $20 million and ABL borrowing capacity approaching $160 million.

–	NEWCO will have annual revenue in a normalized demand year in excess of $500 million and adjusted EBITDA of $70 million.
The value proposition from combining SYNL and USAP is simply too great to ignore. Assuming an enterprise multiple of 8.5x EBITDA, net debt of $20 million, and the proposed ownership split, the implied NEWCO share price in a normalized demand year would provide both of our shareholder groups over 100% upside from our respective current share prices. This analysis only includes a minimal amount of synergies and excludes any additional upside from an accretive acquisition strategy.
I am hopeful that the USAP Board will revisit this opportunity and agree to explore the benefits of a merger between our two companies and the prospects such a combination represents for our respective shareholders. I am available to answer any questions that you may have and look forward to hearing from you.

Best Regards,
Craig C. Bram
President & CEO

Synalloy Corporation | 4510 Cox Road, Suite 201 | Richmond, Virginia 23060